Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

D-Wave Expands Global 2000 Customer Base

New Use Cases Accelerate Commercial Customer Acquisition & Adoption

PALO ALTO, Calif. & BURNABY, B.C. (July 28, 2022) — D-Wave Systems Inc. (“D-Wave”), a leader in quantum computing systems, software, and services, and the only company building both quantum annealing and gate-based quantum computers, announced that it has added a number of customers, including Forbes Global 2000 customers, to its portfolio and increased diversity in its commercial use cases.

New customers working with D-Wave on quantum hybrid use cases include Deloitte, Koç Holding, CaixaBank, CoSyne Therapeutics, and Qcenter/SKK University.

In addition to a growing customer base, new use cases are being explored across manufacturing, logistics, financial services, autonomous driving, and life sciences utilizing quantum hybrid technologies. Applications include 3D bin packing of shipping containers, vessel logistics optimization, optimum pricing, employee scheduling in airports, dynamic body-shop scheduling, minimizing investment while keeping risk consistent in hedge funds, portfolio optimization, supply chain optimization, autonomous driving simulation, and simulation of therapeutics for cancer treatment.

“We are at an interesting inflection point in the evolution of quantum computing. Increasingly, we’re seeing large enterprises, and ground-breaking start-ups, begin to explore and embrace the power of quantum computing for their most complex use cases,” said Mark Snedeker, senior vice president, Growth, at D-Wave. “We are honored to work with such leading-edge brands and are excited to work with them to move their ideas into action by helping them build in-production quantum applications.”

Enterprises that are ready to get started building in-production quantum hybrid applications can sign up for the D-Wave Launch™ program, a quantum jump-start program for businesses. Bringing together a team of applications experts and a robust partner community, the D-Wave Launch program provides support to help identify the best applications and to translate businesses’ problems into hybrid quantum applications. The extra support helps customers accelerate designing, building, and running their most important and complex applications, while delivering quantum acceleration and performance.

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, and is the world’s first commercial supplier of quantum computers—and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

Important Information About the Proposed Transaction between D-Wave and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc., a newly formed company that will be the parent company of D-Wave and DPCM Capital, that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022 in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding D-Wave’s expanded portfolio of customers, increased diversity in its commercial use cases, D-Wave’s ability into help customers build in-production quantum applications and the function and benefits of the D-Wave Launch program to customers. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.

Contacts

For D-Wave:

Media Contact:

Frank Lentini

BCW

media@dwavesys.com

Investor Relations Contact:

Kevin Hunt

ir@dwavesys.com

For DPCM Capital:

Marley Ward

mward@hstrategies.com

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